UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 8, 2025, Silynxcom Ltd. (the “Registrant”) issued a press release titled “Silynxcom Receives $935,000 Order from Elite Tactical Unit for Advanced In-Ear Solutions Enhancing Operator Safety in High-Risk Operations,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Report on Form 6-K”).

The first and second paragraphs and the section titled “Forward-Looking Statements” included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Receives $935,000 Order from Elite Tactical Unit for Advanced In-Ear Solutions Enhancing Operator Safety in High-Risk Operations”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: October 8, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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